SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 23, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
 Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q08 results

São Paulo, May 15, 2008 - Companhia de Saneamento Básico do Estado de São Paulo –SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the first quarter of 2008 (1Q08). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2007.	SBSP3: R$ 46.89 / share SBS US$ 56.35 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 10.7 billion Closing Price: 05/15/2008

1. Net revenue grows 5.2%, EBITDA grows 7.3% with a 50.3% EBITDA margin

				R$ million
	1Q07	1Q08	Chg.	%
(+)Gross operating revenue	1,583.2	1,658.6	75.4	4.8
(-) COFINS and PASEP taxes	118.6	118.5	(0.1)	(0.1)
(=)Net operating revenue	1,464.6	1,540.1	75.5	5.2
(-) Costs and expenses	897.3	915.9	18.6	2.1
(=)Earnings before financial expenses (EBIT*)	567.3	624.2	56.9	10.0
(+)Depreciation and amortization	154.1	150.1	(4.0)	(2.6)
(=)EBITDA**	721.4	774.3	52.9	7.3
(%) EBITDA margin	49.3	50.3

Net income	292.9	303.7	10.8	3.7

Earnings per share (R$)***	0.01028	1.33

(*) Earnings before interest and taxes
(**) Earnings before, interest, taxes, depreciation and amortization
(***) On June 2007 a reverse stock split was accomplished. EPS in 1Q07, considering the reverse stock split would be of R$ 1.29/share

In 1Q08, net operating revenue totaled R$ 1.5 billion, a 5.2% increase compared to 1Q07. Costs and expenses stood at R$ 915.9 million, 2.1% higher than in 1Q07. EBITDA moved up 7.3% from R$ 721.4 million in 1Q07 to R$ 774.3 million in 1Q08, as revenues outgrew costs.

Earnings before financial expenses (EBIT) increased by 10.0%, from R$ 567.3 million in 1Q07 to R$ 624.2 million in 1Q08.

2. Gross operating revenue

In 1Q08, gross operating revenue grew R$ 75.4 million, or 4.8%, from R$ 1,583.2 million in 1Q07 to R$ 1,658.6 million in 1Q08. The main reasons for this increase were:

    • The 4.1% tariff adjustment as of September 2007; and
    • The 1.3% increase in billed volume, of which 0.7% in retail and 6.7% in wholesale; however, the latter does not affect revenues in the same proportion.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 1Q07 and 1Q08.

BILLED WATER AND SEWAGE VOLUME PER CUSTOMER CATEGORY - million m3

		Water			Sewage		Water + Sewage
	1Q07	1Q08%		1Q07	1Q08%		1Q07	1Q08%
Residential	339.3	341.0	0.5	267.9	271.3	1.3	607.2	612.3	0.8
Commercial	37.7	37.8	0.3	34.2	34.6	1.2	71.9	72.4	0.7
Industrial	8.7	8.8	1.1	8.3	8.2	(1.2)	17.0	17.0	-
Public	11.0	10.8	(1.8)	8.8	8.7	(1.1)	19.8	19.5	(1.5)
Total retail	396.7	398.4	0.4	319.2	322.8	1.1	715.9	721.2	0.7
Wholesale	66.7	70.6	5.8	6.4	7.4	15.6	73.1	78.0	6.7
Total	463.4	469.0	1.2	325.6	330.2	1.4	789.0	799.2	1.3

BILLED WATER AND SEWAGE VOLUME PER REGION - million m3

		Water			Sewage		Water + Sewage
	1Q07	1Q08%		1Q07	1Q08%		1Q07	1Q08%
Metropolitan	262.2	263.3	0.4	215.9	218.1	1.0	478.1	481.4	0.7
Regional (1)	134.5	135.1	0.4	103.3	104.7	1.4	237.8	239.8	0.8
Total retail	396.7	398.4	0.4	319.2	322.8	1.1	715.9	721.2	0.7
Wholesale	66.7	70.6	5.8	6.4	7.4	15.6	73.1	78.0	6.7
Total	463.4	469.0	1.2	325.6	330.2	1.4	789.0	799.2	1.3
(1) Including coastal and interior regions

4. Costs, administrative and selling expenses

In 1Q08, costs, administrative and selling expenses grew R$ 18.6 million, or 2.1% . On the other hand, costs and expenses as a percentage of net revenues dropped from 61.3% in 1Q07 to 59.5% in 1Q08.

			R$ million
	1Q07	1Q08	Chg.	%
Payroll and benefits	300.9	319.0	18.1	6.0
Supplies	32.1	30.8	(1.3)	(4.0)
Treatment supplies	35.5	40.0	4.5	12.7
Third-party services	126.7	128.4	1.7	1.3
Electric power	118.2	113.5	(4.7)	(4.0)
General expenses	44.8	68.4	23.6	52.7
Tax expenses	8.7	8.2	(0.5)	(5.7)

Sub-total	666.9	708.3	41.4	6.2

Depreciation and amortization	154.1	150.1	(4.0)	(2.6)
Credit write-offs	76.3	57.5	(18.8)	(24.6)

Costs, administrative and selling expenses	897.3	915.9	18.6	2.1

% over net revenue	61.3%	59.5%

4.1. Payroll and benefits

In 1Q08 payroll and benefits grew R$ 18.1 million or 6.0%, from R$ 300.9 million to R$ 319.0 million, due to the following factors:

  Wage increase of 3.37%, as of May 2007;
  2% increase in payroll, as of June 2007, as performance evaluation; and
  R$ 2.6 million increase in provision for pension plan obligations, due to the change in the discount rate used for actuarial calculation from 8% in 2007 to 6.59% in 2008.

The Company expanded its services and increased the connection per employee rate from 689 in 1Q07 to 714 in 1Q08.

4.2. Supplies

In 1Q08 dropped R$ 1.3 million or 4.0%, from R$ 32.1 million in 1Q07 to R$ 30.8 million in 1Q08 mainly due to: residential connections maintenance, which generated a R$ 0.5 million drop, and system maintenance, which generated a R$ 0.7 million drop.

4.3. Treatment supplies

In 1Q08 expenses with chemical products were R$ 4.5 million or 12.7% higher than in 1Q07, increasing from R$ 35.5 million in 1Q07 to R$ 40.0 million in 1Q08.

The lower volume of water produced, as a result of the progress of the Water Loss Reduction Program, partially offset the increase in the use of chemical products due to the decline in abstract water quality.

4.4. Third-party services

In 1Q08 this item rose R$ 1.7 million or 1.3%, from R$ 126.7 million to R$ 128.4 million. The main reasons for this increase were:

  Hydrometer reading and bill delivery in the amount of R$ 2.4 million, due to the expansion of the TACE (external technical sales services) and the increase in the number of connections;
  R$ 2.2 million increase with surveillance due to the expansion of the area with electronic monitoring;
  Preventive and corrective maintenance at the water and sewage treatment systems in the amount of R$ 2.0 million; and
  These increases were partially offset by the R$ 4.9 million due to the booking of expenses related to the software license agreements.

4.5. Electric power

Electric power dropped R$ 4.7 million or 4.0%, from R$ 118.2 million in 1Q07 to R$ 113.5 million in 1Q08.

This result was due to the 10.0% drop in the tariff from the captive market, which is responsible for 77.0% of total expenses with electric power, and the 1.1% decrease in electric power consumption between 1Q07 and 1Q08.

	Share (%)	Average Price (Chg. %)	Weighted Average (%)
Free market	23.0	13.0	3.0
Captive market	77.0	(10.0)	(7.7)

			(4.7)

4.6. General expenses

In 1Q08 general expenses moved up R$ 23.6 million or 52.7%, from R$ 44.8 million to R$ 68.4 million, due to:

  New provisions for lawsuits related to clients and expenses with environmental compensation with a R$ 21.9 million increase; and
  Payment for the use of water in the Piracicaba, Capivari, Jundiaí, Jaguarí, Atibaia and Paraíba do Sul river basins, with a R$ 1.5 million increase.

4.7. Tax expenses

In 1Q08 tax expenses dropped R$ 0.5 million or 5.7%, as a result of the extinction of the CPMF tax with a R$ 6.3 million decrease. This drop was, partially, offset by exemption removal of the Municipal Real Estate Tax (IPTU) in the municipality of São Paulo, in the amount of R$ 5.3 million.

4.8. Credit write-offs

In 1Q08 credit write-offs dropped R$ 18.8 million or 24.6%, from R$ 76.3 million to R$ 57.5 million, mainly due to credit recovery resulting from agreements reached with the municipalities of Barueri, São Vicente, Cajamar and Bragança Paulista.

5. Financial expenses and revenues

5.1. Financial expenses

In 1Q08 financial expenses grew R$ 5.4 million, or 3.2%, as follows:

				R$ million
	1Q07	1Q08	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	118.2	102.1	(16.1)	(13.6)
Interest and charges on international loans and financing	18.3	15.5	(2.8)	(15.3)
Interest rate over lawsuit indemnity, net of provisions	27.0	39.2	12.2	45.2
Other financial expenses	5.0	17.1	12.1	242.0

Total financial expenses	168.5	173.9	5.4	3.2

Financial revenues	23.4	35.4	12.0	51.3

Financial expenses net of revenues	145.1	138.5	(6.6)	(4.5)

The highlights for domestic financing were:

  The R$ 16.1 million drop in the amount paid as interest regarding the settlements of the 2nd series of the 5th debenture in March 2007, and of the 1st series of the 6th debentures in September 2007.

The highlights for international financing were:

  The R$ 2.8 million decline in interest due to the settlement of agreements with IDB - Inter-American Development Bank (in January, June, July and December 2007) and with the World Bank (in April 2007).

In 1Q08 the Company recorded an increase of R$ 12.2 million in interest regarding lawsuits, moving up from R$ 27.0 million in 1Q07 to R$ 39.2 million in 1Q08.

Other financial expenses increased by R$ 12.1 million mainly due to the payment of interest on own capital, referring to the period between March 2004 and December 2006, in the amount of R$ 7.8 million, as foreseen by the second amendment of the GESP Agreement.

5.2. Financial revenues

Financial revenues increased R$ 12.0 million, moving up from R$ 23.4 million to R$ 35.4 million, mainly due to a higher number of installment agreements with customers in 1Q08 versus 1Q07.

6. Foreign exchange and indexation

6.1. Variation on liability

				R$ million
	1Q07	1Q08	Var.	%
Monetary variation over loans and financing	11.9	3.8	(8.1)	(68.1)
Currency exchange variation over loans and financing	(46.9)	11.5	58.4	(124.5)
Other variations	10.7	24.7	14.0	130.8

Variation on liabilities	(24.3)	40.0	64.3	(264.6)

The net effect of the foreign exchange and indexation was R$ 40.0 million negative in 1Q08 versus R$ 24.3 million positive in 1Q07, due to:

  The lower appreciation of the Brazilian Real against US dollar in 1Q08 (1.3%), versus 1Q07 (4.1%), despite a 6.0% Brazilian real depreciation against the currency basket in 1Q08 in comparison to 0.43% in 1Q07, generating a net variation of R$ 58.4 million;

  Drop in the R$ 8.1 million monetary restatement from the agreement with Banco do Brasil, mainly due to the lower variation of the TR, 0.17% in 1Q08 versus 0.48% in the previous period; as well as the decrease in the debit balance due to the settlement of the installments falling due in the period; and

  R$ 14.0 million increase from other monetary variation, mainly by:
  - Higher variation of the IGPM Index, 2.38% in 1Q08, versus 1.11% in the previous period with a R$ 12.7 million increase in monetary restatement over debentures; and
  - Monetary restatement from lawsuit indemnities with a R$ 1.2 million increase.

6.2. Variation on assets

Foreign Exchange and indexation increased R$ 6.7 million or 65.0%, from R$ 10.3 million in 1Q07 to R$ 17.0 million in 1Q08, mainly due to agreements on debt rescheduling.

7. Non-operating result

Non-operating result grew R$ 12.0 million, from a R$ 1.0 million expense in 1Q07 to a R$ 11.0 million revenue in 1Q08, due to the following:

7.1. Non-operating revenues

Non-operating revenues moved up R$ 14.9 million, from R$ 1.3 million in 1Q07 to R$ 16.2 million in 1Q08, mainly due to the sale of exceeding electric power in the amount of R$ 8.9 million and the time prescription of amounts to be reimbursed to clients totaling R$ 1.3 million.

7.2. Non-operating expenses

Non-operating expenses climbed R$ 1.4 million or 70.0% over the same period of the previous year, due to the write-off of discontinued properties, plants and equipments and obsolete projects.

8. Operating indicators

The following table shows the continuous expansion of the services rendered by the Company:

Operating indicators	1Q07	1Q08%
Water connections (1)	6,650	6,804	2.3
Sewage connections (1)	5,036	5,198	3.2
Population directly served - water (2)	22.8	23.0	0.9
Population directly served - sewage (2)	18.6	18.9	1.6
Number of employees	16,966	16,804	(1.0)
Number of water and sewage connections per employee	689	714	3.6
Water volume produced	724.5	721.6	(0.4)
Water losses index (%)	31.4	29.1	(7.3)
(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period, not including wholesale

9. Loans and financing

Sabesp plans to sign, by the end of May, the following loans and financing, which have already been approved by the Board of the respective Banks: R$ 170 million from BNDES, R$ 619 million from Caixa Econômica Federal and US$ 250 million from the IDB. These operations are part of the process in line with 2008 operating plan.

At the table below we present the debt amortization schedule:

								R$ million
INSTITUTION	2008	2009	2010	2011	2012	2013	2014 and onwards	Total
Local market
Banco do Brasil	180.8	259.7	282.7	307.7	334.8	364.5	96.0	1,826.2
Caixa Econômica Federal	44.5	62.4	67.0	72.6	78.4	78.5	141.7	545.1
Debentures	-	774.1	329.2	396.9	-	-	-	1,500.2
FIDC - SABESP I	41.7	55.6	55.6	13.8	-	-	-	166.7
BNDES	31.4	41.9	41.9	41.9	36.0	4.0	-	197.1
Others	2.3	5.9	6.4	5.8	-	-	-	20.4
Interest and charges	107.3	18.3	16.3	4.1	-	-	-	146.0
Local market total	408.0	1,217.9	799.1	842.8	449.2	447.0	237.7	4,401.7
International market
IDB	66.5	66.6	66.6	66.6	66.5	66.5	373.2	772.5
Eurobonds	171.5	-	-	-	-	-	244.9	416.4
JBIC	-	-	-	2.0	4.1	4.1	65.9	76.1
Interest and charges	24.9	-	-	-	-	-	-	24.9
International market total	262.9	66.6	66.6	68.6	70.6	70.6	684.0	1,289.9
Total	670.9	1,284.5	865.7	911.4	519.8	517.6	921.7	5,691.6

10. Conference call

In English	In Portuguese
May 20, 2008	May 20, 2008
3:30 PM (US EST) / 4:30 PM (Brasília)	1:00 PM (US EST) / 2:00 PM (Brasília)
Dial in access: 1 973 935-8893	Dial in access: 55 11 2188-0188
Conference ID: 45892672	Conference ID: Sabesp

Replay – available until 5/27/2008	Replay – available until 5/27/2008
Dial in access: 1 706 645-9291	Dial in access: 55 11 2188-0188
Replay ID: 45892672	Replay ID: Sabesp

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone. (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone. (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	1Q08	1Q07%
Gross Revenue from Sales and Services	1,658,617	1,583,224	4.8
Water Supply - Retail	854,058	821,077	4.0
Water Supply - Wholesale	77,056	69,674	10.6
Sewage Collection and Treatment	697,585	665,405	4.8
Sewage Collection and Treatment - Wholesale	4,825	1,260	-
Other Services	25,093	25,808	(2.8)

Taxes on Sales and Services - COFINS and PASEP	(118,548)	(118,617)	(0.1)

Net Revenue from Sales and Services	1,540,069	1,464,607	5.2

Costs of Sales and Services	(664,753)	(652,919)	1.8

Gross Profit	875,316	811,688	7.8

Selling Expenses	(138,613)	(150,180)	(7.7)
Administrative Expenses	(112,476)	(94,265)	19.3

Operating Income before Financial Expenses and	624,227	567,243	10.0
Foreing Exchange gain (loss), net
Financial Income and Expenses, net	(150,190)	(157,143)	(4.4)
Foreing Exchange gain (loss), net	(11,298)	46,698	(124.2)

Operating Income	462,739	456,798	1.3

Non-Operating Expenses (Income)

Non-Operating Income	14,385	997	1,342.8
Non-Operating Expense	(3,428)	(2,009)	70.6

Income (loss) before Taxes on Income	473,696	455,786	3.9

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(192,297)	(181,077)	6.2
Deferred Income Tax/Social Contribution	22,326	18,171	22.9

Income (loss) before Extraordinary Item	303,725	292,880	3.7

Extraordinary item, net of income taxes and social contribution	-	-	-

Net Income (loss)	303,725	292,880	3.7

Registered common shares (thousand of shares)	227,836	28,479,577	-
Earnings per shares R$ (per thousand shares in 2007)	1.33	10.28	-

Depreciation and Amortization	(150,126)	(154,109)	(2.6)
EBITDA	774,353	721,352	7.3
% over net revenue	50.3%	49.3%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2008	12/31/2007
Cash and Cash Equivalents	380,225	464,997
Accounts Receivable, net	1,226,632	1,207,885
Accounts Receivable from Shareholders	117,727	338,506
Inventory	45,436	53,141
Taxes and contributions	2,934	9,414
Other Receivables	67,726	41,782
Deferred income tax and social contribution	93,822	108,792

Total Current Assets	1,934,502	2,224,517

Long Term Assets:
Accounts Receivable, net	296,956	278,787
Accounts Receivable from Shareholders	1,042,144	986,988
Indemnities Receivable	148,794	148,794
Judicial Deposits	22,880	19,806
Taxes and contributions	379,364	357,226
Other Receivables	76,519	75,202

	1,966,657	1,866,803
Permanent Assets:
Investments	720	720
Permanent Assets	14,123,586	14,060,073
Intangible Assets	562,075	507,789
Deferred Assets	2,641	3,474

	14,689,022	14,572,056

Total Permanent Assets	16,655,679	16,438,859

Total Assets	18,590,181	18,663,376

LIABILITIES	03/31/2008	12/31/2007
Suppliers and Constructors	106,953	165,267
Loans and Financing	980,119	742,114
Salaries and Payroll Charges	185,201	166,797
Taxes and contributions payable	171,085	127,735
Taxes and contributions	74,531	75,249
Interest on Own Capital Payable	279,515	680,339
Provision for Judicial Pendencies	247,816	290,172
Services Payable	175,525	156,987
Other Payables	49,357	50,077

Total Current Liabilities	2,270,102	2,454,737

Long Term Liabilities:
Loans and Financing	4,711,501	4,943,121
Taxes and Contributions Payable	189,740	197,635
Deferred Taxes and Contributions	126,384	159,865
Provision for Contingencies	700,709	655,084
Pension Fund Obligations	378,630	365,234
Other Payables	122,284	103,694

	6,229,248	6,424,633

Future Results:
Donations	3,100	-

	3,100	-

Total Non Current Liabilities	6,232,348	6,424,633

Capital Stock	3,403,688	3,403,688
Capital Reserves	124,255	124,255
Revaluation Reserves	2,318,144	2,339,829
Profit Reserves	3,916,234	3,916,234
Accrued income	325,410	-

Shareholder's Equity	10,087,731	9,784,006

Total Liabilities and Shareholder's Equity	18,590,181	18,663,376

Cash Flow

Brazilian Corporate Law		R$ '000
Description	Jan-Mar/08	Jan-Mar/07
Cash flow from operating activities
Net income for the period	303,725	292,880
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(22,326)	(18,002)
Provisions for contingencies	91,958	47,299
Reversion of provision for losses	(226)	-
Other provisions	117	-
Liabilities related to pension plans	17,514	14,595
Loss in the write-off of property, plant and equipment	3,236	1,960
Deferred asset write-offs	-	801
Depreciation and Amortization	150,126	154,109
Interest calculated on loans and financing payable	118,965	138,038
Foreign exchange loss on loans and financing	38,013	(25,022)
Monetary variation on interest on own capital	7,338	-
Passive monetary exchange variation and interest	2,593	3,305
Active monetary exchange variation and interest	(6,141)	(4,416)
Provisions for bad debt	57,468	76,303

(Increase) decrease in assets:
Clients	(93,120)	(105,717)
Accounts receivable from shareholders	169,292	15,341
Inventories	7,931	6,972
Recoverable Taxes	6,480	(2,190)
Other accounts receivable	(26,844)	(11,091)
Judicial deposits	(8,043)	(1,973)
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(34,080)	(102,502)
Salaries and payroll charges	18,404	(29,597)
Taxes and contributions	13,821	81,837
Services payable	(10,495)	(37,116)
Other accounts payable	813	(9,146)
Contingencies	(82,929)	(8,836)
Pension plan	(4,118)	(3,832)

Net cash from operating activities	719,472	474,000

Cash flow from investing activities:
Acquisition of property, plant and equipment	(218,029)	(104,135)
Increase in intangible assets	(14,634)	(1,786)

Net cash used in investing activities	(232,663)	(105,921)

Cash flow from financing activities
Loans and Financing - long term
Funding	38,821	32,812
Payments	(202,240)	(275,364)

Interest on own capital payment	(408,162)	(2)

Net cash used in financing activities	(571,581)	(242,554)

Net increase (decrease) in cash equivalents	(84,772)	125,525

Cash and cash equivalents at the beginning of the period	464,997	328,206
Cash and cash equivalents at the end of the period	380,225	453,731

Change in Cash	(84,772)	125,525

Additional information on cash flow:
Interest and taxes over loans and financing	96,260	120,089
Capitalization of interest and financial charges	12,826	(2,671)
Payable income tax and social contribution	145,037	87,744
Property, plant and equip. received as donation and/or paid in stocks	3,100	6,718
COFINS and PASEP taxes payable	178,731	114,461
Liabilities from agreements	45,973	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 23, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.